June 20, 2019

Daniel E. Greenleaf
Chief Executive Officer
BioScrip, Inc.
1600 Broadway
Suite 700
Denver, CO 80202

       Re: BioScrip, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed April 30, 2019
           File No. 001-11993

Dear Mr. Greenleaf:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining